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Amendment No. 8
REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number  761624105



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CUSIP NO. 761624105
Item 1:  Reporting Person - Stuart A. Rose
Item 4:  United States of America
Item 5:  1,749,312
Item 6:  0
Item 7:  1,749,312
Item 8:  0
Item 9:  1,749,312
Item 11: 17.6%
Item 12: IN



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Item 4.  Ownership

         The following information concerning ownership of Common Stock is given as of December 31, 1999:

     (a) Amount Beneficially Owned

         1,749,312 Shares of Common Stock, 621,818 of which represents the right to acquire stock within 60 days.

     (b) Percent of Class

         17.6%

     (c) Number of Shares as to which the Person has:

         (i) Sole power to vote or to direct the vote
             1,749,312 Shares of Common Stock

        (ii) Shared power to vote or to direct the vote
             0

       (iii) Sole power to dispose or to direct the disposition of 1,749,312 Shares of Common Stock

        (iv) Shared power to dispose or to direct the disposition of
             0

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       STUART A. ROSE

                                       Stuart A. Rose

Date: March 17, 2000